Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2012	December 31, 2011
Cash and cash equivalents	828,458	823,743
Other investments (current)	644,409	430,776

Liquid financial assets	1,472,867	1,254,519
Total assets	15,963,925	14,863,635

Ratio	9.2%	8.4%

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2012	December 31, 2011	December 31, 2010
Total liabilities	4,403,599	3,690,692	3,813,751
Total Assets	15,963,925	14,863,635	14,364,331

Ratio	0.28	0.25	0.27

Tenaris – Current debt to total debt

Thousands of U.S. Dollars	December 31, 2012	December 31, 2011
Current Borrowings	1,211,785	781,101
Total Borrowings	1,744,192	930,876

Ratio	0.69	0.84